EXHIBIT 1.  REPORT FURNISHED TO SECURITIES HOLDERS.

August 12, 1998



Dear Shareholder:

Pinnacle Banc Group, Inc. reported net income of $3,279,000, or $0.44 per diluted share, for the second quarter of 1998. On a per share basis, net income was 3% lower than the $3,444,000, or $0.46 per share earned in the second quarter of 1997. The return on average equity was 13.2% for the second quarter of 1998 and the return on average assets amounted to 1.29%.

Net income for the first six months of 1998 was $7,129,000, or $0.95 per share, compared to $6,183,000, or $0.82 per share, earned in the first half of 1997, a 16% per share increase. The return on average equity was 14.4% for the first six months of 1998 and the return on average assets totalled 1.41%.

Total consolidated assets amounted to $1.030 billion at June 30, 1998, up 1% from the same quarter end in 1997. Total loans were $510 million and total deposits amounted to $876 million. Stockholders' equity totalled $116 million, resulting in a book value per share of $15.49, an increase of 12% over the same period end in 1997.

The lower level of earnings in the second quarter was the result of two factors. Net interest income declined 5% as lower yields earned on taxable securities and a decrease in income on the loan portfolio due to both volume and yield pressures contributed to a 17 basis point decline in Pinnacle's net interest margin to 3.52%. Net income for the second quarter was also negatively impacted by a 14% increase in operating expense. The increase resulted from a 6% increase in employee compensation, higher occupancy costs as a result of the opening of two new banking offices and Pinnacle's operations center, and increased marketing and advertising costs.

These factors were offset by higher gains recorded on the sale of securities and an 8% increase in other operating income. Net gains on the sale of securities totalled $2.3 million in the second quarter of 1998 compared to gains of $1.5 million in the same period of the previous year. The net gains recorded in the second quarter of 1998 included gains on the sale of equity securities of $5.2 million and a loss on the sale of U. S. Government securities of $2.9 million. Sales of equity securities were made during the quarter in order to reallocate portfolio funds based on management's assessment of the financial performance of certain issues. The sale of U. S. Government securities was made to take advantage of a higher reinvestment alternative. At June 30, 1998, Pinnacle's term securities portfolio had unrealized appreciation of $1.3 million and the equity portfolio consisting of investments in other financial institutions had unrealized appreciation of $16.9 million.

Non-performing assets totalled $7,271,000 at June 30, 1998, an increase of approximately $150,000 from the amount at year end. The allowance for loan losses was $7,191,000, or 1.41% of loans at quarter end. Non-performing assets at June 30, 1998 were 1.42% of total loans plus other real estate owned, and amounted to 0.71% of total assets.

At the Board of Directors' meeting on July 21, 1998, the Board declared a dividend of $0.23 per share payable on August 13 to shareholders of record as of August 3.

Very truly yours,

/s/ JOHN J. GLEASON, JR.

John J. Gleason, Jr.
Vice Chairman and
Chief Executive Officer

                           PINNACLE BANC GROUP, INC.
                             FINANCIAL HIGHLIGHTS
                                 (UNAUDITED)


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         QUARTER ENDED JUNE 30             YEAR TO DATE
                                        ------------------------        --------------------
                                           1998            1997           1998        1997
                                        ---------      ----------       --------    --------
INCOME STATEMENT
   Net interest income                     $7,990          $8,374        $15,902     $16,467
   Provision for loan losses                    0               0              0           0
   Net securities gains (losses)            2,278           1,465          5,176       2,566
   Non-interest income                      2,182           2,012          4,455       3,993
   Non-interest expense                     7,546           6,644         14,861      13,670
   Provision for income taxes               1,625           1,763          3,543       3,173
   Net income                               3,279           3,444          7,129       6,183

BALANCE SHEET (END OF PERIOD)
   Total assets                         $1,029,951     $1,021,641
   Loans                                   509,591        520,145
   Portfolio funds                         427,268        418,278
   Deposits                                875,530        856,773
   Debt                                     15,900         28,750
   Stockholders' equity                    116,312        104,090
                                                                                                             `
PER SHARE DATA
   Earnings per share                      $  0.44       $  0.46           $0.95     $  0.82
   Book value                                15.49         13.85           15.49       13.85
   Dividends                                  0.23          0.22            0.46        0.44
   Cash earnings per share                    0.52          0.54            1.11        0.98
   Tangible book value                       12.58         10.65           12.58       10.65

RATIOS
   Return on average equity                  13.2 %        14.7 %          14.4 %      13.2 %
   Return on average assets                   1.29          1.36            1.41        1.21
   Net interest margin                        3.52          3.69            3.53        3.60
   Non-performing assets / total assets       0.71          0.96            0.71        0.96

MARKET DATA
  Stock price range
  (DURING THE QUARTER):
    High                                    $37.00          $21.75
    Low                                      32.00           19.50
    Close                                    33.25           21.00
  Annual dividend rate                        0.92            0.88